Mail Stop 3561

      January 25, 2006


Richard Schiffman
Chief Executive Officer
ICOA, Inc.
111 Airport Road
Warwick, Rhode Island  02889

      Re:	ICOA, Inc.
      Registration Statement on Form SB-2
      Filed December 28, 2005
		File No. 333-130723

Dear Mr. Schiffman:

      We have limited our review of your filing to consideration of your disclosure concerning your recent securities agreements with Cornell Capital Partners and related matters and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General
1. On page eight in the risk factors you state that "[yo]ur ability to continue as a going concern will be dependent upon [y]our ability to draw down on the Standby Equity Distribution Agreement, which [you] have entered into with Cornell Capital Partners." You similarly suggest on page 27 that you have a current standby equity distribution agreement with Cornell Capital Partners. Yet in your November 7, 2005 Form 8-K you indicate that the March 19, 2004 agreement was terminated, and your disclosure on pages nine, 22 and
39 in the prospectus also suggest this apparently most recent standby equity distribution agreement was terminated. Please tell us in your response letter whether you currently have a standby equity distribution agreement with Cornell Capital Partners, and generally revise your disclosure in the prospectus accordingly.
2. Assuming that you do not currently have a standby equity distribution agreement with Cornell Capital Partners, please revise your MD&A to discuss whether the termination of the standby equity distribution agreement in any way has had or will have an adverse effect on your ability to satisfy your ongoing cash requirements.

Risk Factors, page 8

Icoa ... May Be Liable for Rescission and Other Damages...., page
9
3. You state "ICOA has been advised by the Securities and Exchange Commission that the Company issued 14,169,837 shares of common stock without legends restricting the resale of such shares." Please remove the improper suggestion here, on page 22 in the selling stockholders section and on page 39 in management`s discussion and analysis, that the Commission informed you as to how the shares were issued to purchasers.
4. We note the phrase "While management believes that the Company issued these shares in good faith on the belief that Registration No.
333-115273 declared effective on June 7, 2004 was valid." Please delete this mitigating language as it may suggest inappropriately that there can be no possible Section 5 violation involved in the resale by Cornell Capital Partners of the 14,169,837 shares under the standby equity distribution agreement if the registration statement number 333-115273 were declared effective as to other resale transactions. In addition, describe the factual circumstances leading to the issuance and resale (for example, dates of issuance and resales, amounts of consideration received, and so on) and include here, and in management`s discussion and analysis, quantified disclosure of the extent of your liability (including any reserved amounts for the liability) and the possibility that you may be required to indemnify Cornell Capital Partners for costs resulting from its potential violation of Section 5.
5. We note your statement that "the Securities and Exchange Commission pointed out that the `pooling language` contained in that registration was unacceptable." Please revise your disclosure here to describe why you have a possible Securities Act Section 5 violation, and explain the circumstances involved where you state here and elsewhere in the prospectus "that the `pooling language` contained in that registration was unacceptable."

How to Get More Information, page 65
6. Revise to include the current address of our public reference room at 100 F. Street, N.E., Washington, D.C. 20549.

*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Cheryl Grant, Staff Attorney, at 202-551-
3359,
or me, at 202-551-3833, with any questions.

      					Sincerely,



      					Michele Anderson
      					Legal Branch Chief
Mr. Schiffman
ICOA, Inc.
January 25, 2006
Page 4